STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	February 1, 2006
Corporate Office:	#SRU-02-06
420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax :(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT CLOSES

Starfield Resources Inc. (the “Company”) announces that the TSX has accepted the documentation for closing the second stage of a private placement originally announced October 25th and amended on December 9th, 2005. The initial portion of the placement closed on November 22, 2005 and placed 5,552,219 flow-through common shares at $0.45 raising $2,498,500.

The second closing placed the following:

3,123,766 Flow-Through shares at $0.45 totaling $1,405,695; and

9,999,875 non Flow-through Units at $0.40 totaling $3,999,950. Each unit consists of a common share and a purchase warrant where 2 warrants and $0.50 enable the investor to purchase one additional common share of the company for a two year period resulting in an additional 4,999,937 common shares.

Total Placees:	18
Finders’ Fees	Limited Market Dealers Inc.	$112,456
	Cenkos Securities Limited	$114,737
	Williams de Broe	$ 68,260
	.C. B. Jones	$ 34,000

All stock will be free trading by May 21st,2006.

The funds raised will be used to advance the Company’s 100% owned Ferguson Lake exploration project in Nunavut Territory, Canada and for working capital purposes.

On behalf of the Board of Directors

“Glen C. Macdonald”

Glen C. Macdonald, Director

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE
ADEQUACY OR ACCURACY OF THIS RELEASE.

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.